Exhibit 99.1

Alterity Half Year Results and Investor Webcast Notification

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 19th February 2021: Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), today advises it will release its financial results for the six-month period ending 31 December 2020 (H1 FY2021), on Thursday 25th February 2021.

Investors are invited to join a live webcast and Q&A hosted by CEO Dr David Stamler and Chairman Geoffrey Kempler on Friday 26th February 2021 at 9:00am Australian Eastern Daylight Time / 2:00pm US Pacific Standard Time / 5:00pm Eastern Standard Time Thursday 25th February 2021.

To register for the webcast, please follow this link:

https://us02web.zoom.us/webinar/register/WN_vo98imZTTkOk8H3z7mCXcA

Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details.

END

Authorisation & Additional information

This announcement was authorised by David Stamler, CEO of Alterity Therapeutics Limited.

Contact:

Investor Relations

Rebecca Wilson, WE Communications
E: WE-AUAlterity@we-worldwide.com

Tp: +61 03 8866 1210

About Alterity Therapeutics Limited

Alterity’s lead candidate, ATH434 (formerly PBT434), is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has potential to treat Parkinson’s disease and atypical forms of Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

ATH434 has been granted Orphan designation for the treatment of MSA by the US FDA and the European Commission.

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.